

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2018

John Benedict Stevens
Chief Financial Officer
British American Tobacco p.l.c.
Globe House
4 Temple Place
London WC2R 2PG
United Kingdom

  Re: British American Tobacco p.l.c.
    Form 20-F for the Year Ended December 31, 2017
    Filed March 15, 2018
    File No. 001-38159

Dear Mr. Stevens:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Division of Corporation Finance
               Office of Transportation and Leisure